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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm 1/30

SEC FILE NUMBER
8- 50713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casgrain & Company (USA) Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 McGill College Avenue, 21st Floor
(No. and Street)

Montreal	QC	H3B 4G7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

André Zanga (514) 871-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name – *if individual, state last, first, middle name*)

600 de La Gauchetière Street West, Suite 1900	Montréal	QC	H3B 4L8
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

SEC Mail Processing Section RECEIVED NOV 23 2005 Wash. D.C. 185

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/23/06

OATH OR AFFIRMATION

I, Guy R. Casgrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casgrain & Company (USA) Limited, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Casgrain & Company (USA) Limited

Statement of Financial Condition
September 30, 2005

Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4 to 10

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton, L.L.P.
Chartered Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Casgrain & Company (USA) Limited

We have audited the accompanying statement of financial condition of Casgrain & Company (USA) Limited as at September 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Casgrain & Company (USA) Limited as at September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Québec, Canada
November 4, 2005

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Casgrain & Company (USA) Limited
Statement of Financial Condition

September 30, 2005 (in U.S.$)

ASSETS		
Cash and cash equivalents	$	139,922
Securities purchased under agreements to resell		39,133,170
Other assets		10,284
Total assets	$	39,283,376
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to broker-dealers	$	51,278
Financial instruments sold, but not yet purchased, at fair value		14,990,600
Accrued expenses and dividends payable		2,353,861
Income taxes payables		280,633
Total liabilities		17,676,372
STOCKHOLDER'S EQUITY		
Preferred stock, without par value		
Authorized: unlimited number of shares		
Issued: none		
Common stock, without par value		
Authorized: unlimited number of shares		
Issued: 9,525,000		9,525,000
Retained earnings		12,082,004
Total stockholder's equity		21,607,004
Total liabilities and stockholder's equity	$	39,283,376

The accompanying notes are an integral part of the statement of financial condition.

On behalf of the Board,

Director

Director

September 30, 2005 (in U.S.$)

1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Casgrain & Company (USA) Limited ("the Company"), a Canadian corporation, is a wholly-owned subsidiary of Casgrain & Company Limited ("the Parent"), a Canadian broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation.

The Company deals in securities of the government of Canada and agencies, Canadian provincial governments and agencies, U.S. government securities, Canadian municipal securities as well as Canadian and U.S. corporate debt and equity securities. These activities are conducted on behalf of the Company's clients and for its own account. The Company's clients, which are strictly comprised of financial institutions and other broker-dealers, are located almost entirely in the United States.

The Company effects all its financial instruments transactions on a delivery/receive versus payment basis and therefore the Company does not otherwise hold funds or securities for, or owe money or securities, to clients.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Although the Company is a Canadian entity, it uses the U.S. dollar as the functional currency as the U.S. dollar is the currency of the primary economic environment in which the entity primarily operates.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Financial instruments transactions

Financial instruments transactions are recorded on a trade date basis.

Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded net and are reflected in receivable from, or payable to, broker-dealers on the statement of financial condition.

Financial instruments used for trading

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value. Fair value of financial instruments used for trading, which includes accrued interest where applicable, are based on management's estimates, pricing models and quoted market prices.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2005 (in U.S.$)

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of financial assets

The Company accounts for transfers of financial assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, Accounting for Transfers and Servicing or Financial Assets and Extinguishments of Liabilities. In general, transfers are accounted for as sales under SFAS No. 140 when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements. Financial instruments owned, which are pledged to counterparties under repurchase agreements and collateralized financing arrangements, and where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments, are disclosed parenthetically in financial instruments owned on the statement of financial condition.

Securities financing transactions

The Company enters into resale and repurchase agreements, securities borrowed and loaned transactions and bank loans in order to finance Company inventory positions, and obtain securities for settlement.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a fair value substantially equal to the principal amount loaned plus the accrued interest thereon in order to collateralize resale agreements. Similarly, the Company is required to provide financial instruments to counterparties in order to collateralize repurchase agreements. To ensure that the fair value of the underlying collateral in resale and repurchase transactions remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. All resale and repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

Resale and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provision of Financial Accounting Standards Board ("FASB") interpretation No. 41, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements (FIN 41).

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. Securities borrowed and loaned transactions collateralized by cash are recorded at the amount of cash collateral advanced or received plus accrued interest thereon. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally equal to the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned against the collateral value on a daily basis, with additional collateral obtained or refunded as necessary. All borrowing and lending activities securities are transacted under master netting agreements.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank loans, necessary to facilitate the securities settlement process for the Company's transactions are recorded at the amount of cash received in connection with the transaction plus accrued interest. Bank loans are collateralized by financial instruments owned by the Company, securities purchased under agreements to resell and/or failed to deliver securities.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial reporting and tax basis of assets and liabilities, using the currently enacted tax rates. Deferred tax assets are recognized to the extent that realization of such benefits are more likely than not.

Cash equivalents

The Company defines cash equivalents as liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business.

3 - PAYABLE TO BROKER-DEALERS

As at September 30, 2005, payable to broker-dealers consisted only of net payable arising from unsettled regular-way trades.

4 - FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED

Financial instruments sold, but not yet purchased consisted solely of U.S. government debt as at September 30, 2005.

5 - INCOME TAXES

The Company is subject to Canadian income taxes only.

Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences result in taxable or deductible amounts in future years.

Deferred tax assets amount to $10,321 as at September 30, 2005 and consist of start-up costs and clearing entrance fees not currently deductible.

6 - FINANCIAL INSTRUMENTS AND TRADING ACTIVITIES

The Company's trading activities consist in trading of Canadian governments (federal, provincial and municipal) and U.S. government debt, as well as Canadian and U.S. corporate debt and equity securities with clients. While trading is generated by clients order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions.

These trading activities expose the Company to market and credit risks. These risks are managed in accordance with risk management policies and procedures established by the Company, as discussed below.

Market risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, currency exchange rates and credit spreads. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the types of market risks faced by the Company.

- Interest rate risk

  Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

- Currency risk

  Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of financial instruments.

- Credit spread risk

  Credit spread risk arises from the possibility that changes in an issuer's credit rating or credit perception affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given quality, i.e. the additional yield that a debt instrument issued by an entity must produce over a less risky alternative (e.g. U.S. Treasury financial instrument).

6 - FINANCIAL INSTRUMENTS AND TRADING ACTIVITIES (Continued)

The Company monitors its exposure to market risk by entering into offsetting positions in other financial instruments and by reviewing trading positions and limits.

Credit risk

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Financial instruments are valued at fair value and therefore reflect the Company's maximum default risk exposure as at the balance sheet date. In the case of resale and repurchase agreements as well as on and off-balance sheet securities lending and borrowing arrangements, this default risk is mitigated by master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

As a broker-dealer, the Company executes and settles various client and broker-dealer transactions. Execution of these transactions includes the purchase and sale of financial instruments by the Company. These activities may expose the Company to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the financial instruments underlying the contracts at an unfavorable market price.

The Company also clears some of its transactions through a bank pursuant to a clearance agreement. Nonperformance by the bank in fulfilling it contractual obligations to the Company may expose the Company to default risk and potential loss, as described above.

In connection with its trading activities, the Company enters into resale and repurchase agreements, on and off-balance sheet securities borrowing and lending arrangements and bank loans. Under these agreements and transactions, the Company either receives or provides collateral such as cash or financial instruments. Additionally, the Company delivers collateral to satisfy margin deposits with clearing organizations. In the event that the counterparty is unable to meet its contracted obligation to return financial instruments or cash delivered as collateral, the Company may incur a loss up to the amount by which the market value of the collateral delivered exceeds the value of the cash or financial instruments received. As mentioned, the Company enters into resale and repurchase agreements as well as securities loan agreements. These agreements include contractual provisions allowing additional collateral to be obtained or excess collateral returned when necessary, and give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty in order to reduce exposure to credit losses.

The Company manages credit risk by reviewing and establishing individual and group limits, by monitoring and managing daily exposure to credit limits, by reviewing counterparty financial soundness periodically, by utilizing a clearing bank that is highly capitalized, by obtaining additional collateral or retrieving excess collateral from counterparties, when deemed appropriate, and by entering into resale and repurchase agreements, and securities loan agreements.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2005 (in U.S.$)

6 - FINANCIAL INSTRUMENTS AND TRADING ACTIVITIES (Continued)

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in like activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. To reduce the potential risk of concentration, individual and group credit limits are established and monitored in light of changing new counterparties and market conditions. The Company does not expect nonperformance by counterparties in the above situation.

The Company's most significant industry credit concentration is with U.S. and Canadian governments, financial institutions and other broker-dealers. This concentration arises in the normal course of the Company's business.

7 - CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES

Clearing Depository Member Guarantee

The Company is a member of a clearing depository which clears securities. Associated with its membership, the Company may be required to post collateral to satisfy margin deposits requirements as well as to pay a proportionate share of the financial obligation of another member who may default on its obligation to the clearing depository. The Company's guarantee obligations would arise only if the clearing depository had previously exhausted all of its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing depository. Any potential contingent liabilities under this membership agreement cannot be estimated. The Company has not recorded any contingent liability in its financial statements for this agreement and believes that any potential requirement to make payments under this agreement is remote.

As at September 30, 2005, the Company had deposit securities having a market value of $286,435 with a clearing depository to satisfy margin deposit requirements.

Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions which require to indemnify them against potential losses caused by the breach of those representations and warranties. The Company has also agreed in certain circumstances, to indemnify and guarantee certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as agent of, or providing services to the Company. These indemnifications generally are standard contractual terms. The maximum potential amount of future payments which the Company may be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2005 (in U.S.$)

8 - COLLATERAL

The Company primarily receives collateral in connection with resale agreements and securities borrowed transactions. The Company is permitted to sell or repledge these securities held as collateral and use the securities to deliver to counterparties to cover short positions, secure repurchase agreements and bank loans or enter into securities lending transactions.

As at September 30, 2005, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge, excluding the impact of FIN 41, was $39,120,380 of which $15,276,975 was sold or repledged.

9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments owned and financial instruments sold, but not yet purchased, are carried at fair value, which is defined in Note 2. All other financial assets and liabilities are recorded at contracted amounts approximating fair value due to the short-term nature of these financial instruments.

10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at September 30, 2005, the Company had net capital of $19,530,766 which was $19,280,766 in excess of its required net capital of $250,000.

11 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into financial instruments transactions and securities financing transactions with the Parent. The Company believes that these transactions are subject to terms and conditions comparable to transactions with unaffiliated entities. Additionally, the Company contracts a variety of services from the Parent. Such services include occupancy, use of equipment, back office, regulatory and administration.

As at September 30, 2005, the Company had a net payable to the Parent of $10,380,769 relating to financial instruments transactions that have not reached their contractual settlement date. This amount is netted with other receivable for unsettled regular-way trades and is reflected in payable to broker-dealers on the statement of financial condition. In addition, the Company had also with the Parent $24,097,353 of securities purchased under agreements to resell.

The charges related to services contracted from the Parent as at September 30, 2005 amount to $58,091 and are included in accrued expenses.